Exhibit 99.1

Pembina Pipeline Corporation Launches $150 Million Bought Deal Preferred Share Offering

CALGARY, Sept. 2, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (together, the "Underwriters") pursuant to which the Underwriters have agreed to purchase from Pembina 6,000,000 cumulative redeemable rate reset class A preferred shares, Series 7 (the "Series 7 Preferred Shares") at a price of $25.00 per share for distribution to the public.

The holders of Series 7 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.125 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, yielding 4.50 per cent per annum, for the initial fixed rate period to but excluding December 1, 2019. The first quarterly dividend payment date is scheduled for December 1, 2014. The dividend rate will reset on December 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.94 per cent. The Series 7 Preferred Shares are redeemable by Pembina, at its option, on December 1, 2019 and on December 1 of every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends.

The holders of Series 7 Preferred Shares will have the right to convert their shares into cumulative redeemable floating rate class A preferred shares, Series 8 (the "Series 8 Preferred Shares"), subject to certain conditions, on December 1, 2019 and on December 1 of every fifth year thereafter. The holders of Series 8 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Pembina, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.94 per cent.

Pembina has granted to the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the offering, to purchase up to an additional 2,000,000 Series 7 Preferred Shares at a price of $25.00 per share.

Closing of the offering is expected on September 11, 2014, subject to customary closing conditions.

The proceeds from the offering will be used to help fund a portion of Pembina's proposed purchase of the Vantage pipeline system and the Saskatchewan Ethane Extraction Plant from Mistral Midstream Inc. and other entities controlled by Riverstone Holdings LLC (the "Transaction"), as well as to fund a portion of the remainder of the Company's 2014 capital expenditure program and for general corporate purposes. The Transaction is subject to regulatory approvals including approval of the National Energy Board and under the Competition Act (Canada) and the Canada Transportation Act, required consents and other customary closing conditions. The closing of the offering of the Series 7 Preferred Shares is not conditional on the closing of the Transaction. If the Transaction does not close, the portion of proceeds to be allocated to the Transaction will be reallocated to fund a portion of the remainder of the Company's 2014 capital expenditure program, and for general corporate purposes.

The offering is being made by means of a prospectus supplement under the short form base shelf prospectus filed by the Company on February 22, 2013 in each of the provinces of Canada.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends.  In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposes", "projects", "will", "estimates", "anticipates", "develop", "could" and similar expressions suggesting future events or future performance.

This news release contains certain forward-looking information and statements that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends.  In this news release, such forward-looking information and statements can be identified by terminology such as "to be", "expects", "projects" and similar expressions.

In particular, this news release contains forward-looking statements and information relating to the planned use of proceeds, including the Transaction, Pembina's growth projects and size of and timing for the offering.  These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document, including: that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); and that Pembina's businesses will continue to achieve sustainable financial results.  These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2013, which can be found at www.sedar.com.  In addition, the closing of the offering may not be completed, or may be delayed, if the conditions to the closing of the offering are not satisfied on the anticipated timelines or at all.  Accordingly, there is a risk that the offering will not be completed within the anticipated time, on the terms currently proposed, or at all.  The intended use of the net proceeds of the offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose or if the Transaction does not close as planned.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected.  Such forward-looking statements are expressly qualified by the above statements.  Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

Media Inquiries:
Laura Lunt
Senior Manager, Regulatory, Environment & External Relations
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 08:16e 02-SEP-14